FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 650-555 West 12th Avenue Vancouver, B.C. V5Z 3X7

Item 2:	Date of Material Change:

January 2, 2013

Item 3:	News Release:

News release dated & issued on January 2, 2013 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. announced it has acquired 2,866,667 common shares and 1,433,334 warrants of El Nino Ventures Inc. (“ELN”) at a price of $0.09 per unit, pursuant to the closing of ELN’s non-brokered private placement for a total subscription price of $258,000.

Item 5:	Full Description of Material Change:

Pacific North West Capital Corp. announced it has acquired 2,866,667 common shares and 1,433,334 warrants of El Nino Ventures Inc. (“ELN”) at a price of $0.09 per unit, pursuant to the closing of ELN’s non-brokered private placement for a total subscription price of $258,000.

Prior to this acquisition, the Company held 5,542,109 common shares and 2,295,726 warrants of ELN, representing approximately 8.49% of ELN’s issued capital prior to the closing of the private placement. As a result of its participation in this private placement, the Company now holds 8,408,776 common shares and 3,729,060 warrants of ELN, representing approximately 11.03% of ELN’s current issued and outstanding common shares. These shares of ELN are held directly by the Company for investment purposes. PFN may in the future take such actions with respect of its ELN shares as it deems appropriate in light of market circumstances then existing, including the potential purchase of additional shares of ELN through open market purchases or privately negotiated transactions, or the sale of all or a portion of such holdings in the open market or in privately negotiated transactions to one or more purchasers.

See the full news release dated January 2, 2012 attached hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Coreena Hansen, Corporate Secretary Telephone: 604-648-1420 Facsimile: 604-685-8045

Item 9:	Date of Report

January 7, 2013

Pacific North West Capital Corp. Announces Early Warning Report Filing

January 2, 2013 Vancouver, Canada – Pacific North West Capital Corp. (Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (“PFN” or the "Company") announces it has acquired 2,866,667 common shares and 1,433,334 warrants of El Nino Ventures Inc. (“ELN”) at a price of $0.09 per unit, pursuant to the closing of ELN’s non-brokered private placement for a total subscription price of $258,000.

Prior to this acquisition, the Company held 5,542,109 common shares and 2,295,726 warrants of ELN, representing approximately 8.49% of ELN’s issued capital prior to the closing of the private placement.  As a result of its participation in this private placement, the Company now holds 8,408,776 common shares and 3,729,060 warrants of ELN, representing approximately 11.03% of ELN’s current issued and outstanding common shares.  These shares of ELN are held directly by the Company for investment purposes.  PFN may in the future take such actions with respect of its ELN shares as it deems appropriate in light of market circumstances then existing, including the potential purchase of additional shares of ELN through open market purchases or privately negotiated transactions, or the sale of all or a portion of such holdings in the open market or in privately negotiated transactions to one or more purchasers.

There are no persons acting jointly or in concert with the Company with respect to the Company’s shareholdings in ELN, nor has the Company entered into any agreements in respect of its shareholdings in ELN with any person with which the Company acts jointly or in concert.

This news release is issued pursuant to Multilateral Instrument 62-104, which also requires a report to be filed with the British Columbia, Alberta and Ontario Securities Commissions containing information with respect to the foregoing matters.

On Behalf of the Board of Directors,

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com Suite 650 – 555 West 12th Ave., Vancouver, B.C., Canada, V5Z 3X7

   “Harry Barr”

Harry Barr, Chairman, CEO and Director

Disclaimer: Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements: Certain information presented, including discussions of future plans and operations, contains forward-looking statements involving substantial known and unknown risks and uncertainties. These forward-looking statements are subject to risk and uncertainty, many of which are beyond control of company management. These may include, but are not limited to the influence of general economic conditions, industry conditions, fluctuations of commodity prices and foreign exchange rate conditions, prices, rates, environmental risk, industry competition, availability of qualified staff and management, stock market volatility, timely and cost effective access to sufficient working capital or financing from internal and external sources. Actual results, performance, or achievements may differ materially from those expressed or implied by these forward looking statements.